FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of July 7, 2022

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes___ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris to acquire Benteler Steel & Tube pipe manufacturing plant in Shreveport, Louisiana.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2022

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris to acquire Benteler Steel & Tube pipe manufacturing plant in Shreveport, Louisiana

Luxembourg, July 7, 2022 – Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) announced today that it has entered into a definitive agreement to acquire from Benteler North America Corporation, a Benteler group company, 100% of the shares of Benteler Steel & Tube Manufacturing Corporation for an aggregate price of US$460 million, on a cash-free, debt-free basis. The acquisition will include US$52 million of working capital.

The transaction is subject to regulatory approvals, including approval by the U.S. antitrust authorities, consent by Louisiana Economic Development and other local entities, and other customary conditions. Closing is expected to occur during the fourth quarter of 2022.

Benteler Steel & Tube Manufacturing Corporation is a U.S. producer of seamless steel pipe, with an annual pipe rolling capacity of up to 400,000 metric tons at its production facility located in Shreveport, Louisiana. The acquisition would further expand Tenaris’s production range and local manufacturing presence in the U.S. market.

Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.